UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 11-K

☒                              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

Commission file number 000-51035

A.                                   Full title of the plan and the address of the plan, if different from that of the issuer named below:

UAP Retirement Income Savings Plan

B.                                     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UAP Holding Corp., 7251 W. 4th Street, Greeley, Colorado   80634

UAP Retirement Income Savings Plan

Financial Statements as of December 31, 2006, and
December 31, 2005 and for the Year Ended
December 31, 2006; Supplemental Schedule for the
Year Ended December 31, 2006; and Independent Auditors’ Report

UAP RETIREMENT INCOME SAVINGS PLAN

NOTE:  All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

[Clifton Gunderson LLP Logo]

Report of Independent Registered Public Accounting Firm

To the UAP Retirement Income Savings Plan Benefits Committee as
Plan Administrator of the UAP Retirement Income Savings Plan and
United Agri Products, Inc. Audit Committee
Greeley, Colorado

We have audited the accompanying statement of net assets for available benefits of the UAP Retirement Income Savings Plan (the “Plan”) as of December 31, 2006 and the related statement of changes in net assets available for the year ended December 31, 2006. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The statement of net assets available for benefits of the UAP Retirement Income Savings Plan as of December 31, 2005 was audited by other auditors whose report dated June 23, 2006, expressed an unqualified opinion on this financial statement.

We conducted our audit in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstance, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of UAP Retirement Income Savings Plan as of December 31, 2006 and the changes in net assets available for benefits for the year then ended in conformity with United States generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basis financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information, required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is presented fairly, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Clifton Gunderson LLP

Denver, Colorado
June 27, 2007

UAP RETIREMENT INCOME SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2006, AND DECEMBER 31, 2005

	2006	2005

PARTICIPANT-DIRECTED INVESTMENTS AT FAIR VALUE:
Money Market Fund - Fidelity US Government Reserves	$28,898,717	$28,703,454
Mutual Funds	126,767,255	100,446,872
UAP Holding Corp. Common Stock	1,044,952	309,914
Participant Loans	2,469,525	2,208,326

Total Investments	159,180,449	131,668,566

RECEIVABLES:
Investment Settlements	$43,454	—
Employer Contributions	616,972	3,480,561

Total Receivables	660,426	3,480,561

NET ASSETS AVAILABLE FOR BENEFITS	$159,840,875	$135,149,127

The accompanying notes are an integral part of these financial statements.

UAP RETIREMENT INCOME SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2006

CONTRIBUTIONS:
Participant Contributions	$10,537,986
Employer Contributions	5,511,183
Rollover Contributions	646,499

Total Contributions	16,695,668

INVESTMENT INCOME:
Net Appreciation in Fair Value of Investments	6,612,543
Interest and Dividends	8,935,261

Net Investment Income	15,547,804

DEDUCTIONS:
Benefits Paid to Participants	13,357,948
Administrative Expenses	24,959

Total Deductions	13,382,907

INCREASE IN NET ASSETS	18,860,565

ASSETS TRANSFERRED INTO PLAN	5,831,183

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	135,149,127

End of year	$159,840,875

The accompanying notes are an integral part of these financial statements.

UAP RETIREMENT INCOME SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS AS OF
DECEMBER 31, 2006, AND DECEMBER 31, 2005

 1.                   DESCRIPTION OF THE PLAN

The following description of the UAP Retirement Income Savings Plan (“Plan”) is provided for general information purposes only.  Participants should refer to the Plan Document for more complete information.

General—The Plan is a defined contribution plan covering substantially all eligible employees of United Agri Products, Inc. and its subsidiaries (“Company”).  The Benefits Committee of the Company controls and manages the operation and administration of the Plan.  Fidelity Investment Institutional Operations Company, Inc. serves as the trustee of the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

On March 3, 2006, the Company entered into a merger with United Agri Products Timberland (“UAPT”).   Because of this transaction, participants in the UAPT Plan became employees of the Company effective March 4, 2006, and their accounts were transferred to the Plan on June 30, 2006. Terminated participants that did not have their Plan accounts distributed prior to June 30, 2006, transferred their assets into the Plan on June 30, 2006.

Contributions—Each year, participants may contribute up to 75 percent of their pretax annual compensation, as defined in the Plan, subject to certain Internal Revenue Code (“IRC”) limitations.  The Company matches participant contributions equal to 66 2/3 percent of the first six percent of compensation that a participant contributes to the Plan.  Additional amounts may be contributed at the discretion of the Company’s board of directors.  Discretionary contributions were not made for the year ended December 31, 2006.  Participants may also contribute amounts representing distributions from other qualified defined contribution plans.

Participant Accounts—Individual accounts are maintained for each Plan participant.  Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and allocations of Company discretionary contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments—Participants direct the investment of their contributions into various investment options offered by the Plan.  In July 2005, the Board of Directors of the Company approved the addition of common stock of UAP Holding Corp. as an investment option to the Plan.  Effective August 2005, the Plan added common stock of UAP Holding Corp. as an investment option.

Vesting—Participants are vested immediately in their contributions plus actual earnings less actual losses thereon.  Vesting in the Company’s contribution portion of their accounts is based on years of continuous service.  A participant is 100 percent vested after five years of credited service.

Participant Loans—Participants may borrow from their fund accounts.  The maximum permissible loan is the lesser of 50% of the vested account balance or $50,000 minus the highest total amount of outstanding loan balance in the previous 12-month period.  The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates at the time funds are borrowed as determined quarterly by the Plan administrator.  Principal and interest are paid ratably through payroll deductions.

Withdrawals and Distributions— Upon termination, death, disability, or retirement, participants may receive a lump sum distribution equal to the participant’s vested interest in his or her account. Lump sum payments are required if the participant’s account is $5,000 or less. If the participant does not elect a lump sum payment and the account is between $1,000 and $5,000, the Trustee shall pay the entire distribution in a direct rollover to an individual retirement plan. If the participant’s account is $1,000 or less, the Trustee shall distribute the account to the participants within 60 days of the Plan’s year end.

2.                      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein.   Actual results could differ from those estimates.  The Plan utilizes various investment instruments, including mutual funds, money market funds and the common stock of UAP Holding Corp.  Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the financial statements.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value.  Quoted market prices are used to value investments.  Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan as of December 31, 2006.  Shares of UAP Holding Corp. stock are valued at the last quoted market price as of December 31, 2006.  Participant loans are valued at the outstanding loan balances which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Management fees and operating expenses charged to the Plan for investments in the mutual funds are deducted from income earned on a daily basis and are not separately reflected.  Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Administrative Expenses—Administrative expenses of the Plan are paid by the Plan as provided in the Plan Document.

Payment of Benefits—Benefit payments to participants are recorded upon distribution.

Forfeited Accounts—At December 31, 2006, and December 31, 2005, forfeited non-vested accounts totaled $490,656 and $295,063, respectively. These accounts will be used to reduce administrative costs and to offset future employer contributions. During the year ended December 31, 2006, and December 31, 2005, $3,400 and $241,835 were used to pay administrative costs and to offset employer contributions, respectively.

3.                      INVESTMENTS

The fair values of investments at December 31, 2006, and December 31, 2005 are presented in the following table:

	2006	2005
Investments—at fair value as determined by quoted market price:
Money Market Fund - Fidelity US Government Reserves	$28,898,717	$28,703,454
Mutual Funds	126,767,255	100,446,872
UAP Holding Corp. Common Stock	1,044,952	309,914
Participant Loans	2,469,525	2,208,326

Total Investments	$159,180,449	$131,668,566

During 2006, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

2006
Net Appreciation in Fair Value of Investments:
Mutual Funds	$6,406,773
UAP Holding Corp. Common Stock	205,770

Total Net Appreciation in Fair Value of Investments	$6,612,543

The Plan’s investments that represented five percent or more of the Plan’s net assets available for benefits as of December 31, 2006, and December 31, 2005 are as follows:

	2006	2005
Allianz NFJ Small Cap Value Fund	$13,683,235	$12,722,932
Fidelity Equity-Income Fund	13,779,710	10,175,913
Fidelity Investment Grade Bond Fund	7,659,834	7,942,594
Fidelity US Government Reserves	28,898,717	28,703,454
Fidelity Blue Chip Growth Fund	—	14,129,401
Allianz CCM Capital Appreciation Administrative Class	14,631,968	—
Fidelity Diversified International Fund	14,944,160	9,856,900
Fidelity Short-Term Bond Fund	12,266,317	11,474,278
Spartan US Equity Index	16,188,130	15,065,479

 4.      EXEMPT PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by Fidelity Investments Institutional Services Company, Inc.  Fidelity Investments Institutional Services Company, Inc. is the trustee as defined by the Plan and, therefore, these transactions qualify as exempt party-in-interest transactions.   Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund.

At December 31, 2006, the Plan held 41,449 shares of common stock of UAP Holding Corp., the sponsoring employer, with a cost basis of $867,461 and a fair market value of $1,044,952.  During the year ended December 31, 2006, the Plan recorded dividend income of $26,863.

5.                      PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.  In the event that the Plan is terminated, participants would become 100 percent vested in their accounts.

 6.                   FEDERAL INCOME TAX STATUS

The Plan does not have a determination letter. However, the Company and Plan administrator believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and the Plan is to be tax-exempt.   Therefore, no provision for income taxes has been included in the Plan’s financial statements.

7.                      RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500.  The following reconciliation is necessary because contributions are recorded on the accrual basis for financial statement purposes and on a cash basis per Form 5500 as of December 31, 2006, and December 31, 2005.

	2006	2005

Net assets available for benefits per the financial statements	$159,840,875	$135,149,127

Less: Employer contributions receivable	(616,972)	(3,480,561)
Less: Delinquent loans deemed distributions	(46,609)	(32,149)

Net assets available for benefits per the Form 5500	$159,177,294	$131,636,417

The following is a reconciliation of net increase in assets available for benefits per the financial statements for the year ended December 31, 2006 to the Form 5500:

2006
Net increase in assets available for benefits per the financial statements	$18,860,565

Less: Employer contributions for the year ended December 31, 2006	(616,972)
Less: Delinquent loans deemed distributions for the year ended December 31, 2006	(46,609)

Add: Employer contributions for the year ended December 31, 2005	3,480,561
Add: Delinquent loans deemed distributions for the year ended December 31, 2005	32,149

Net increase in assets available for benefits per the Form 5500	$21,709,694

SUPPLEMENTAL SCHEDULE

UAP RETIREMENT INCOME SAVINGS PLAN

FORM 5500, SCHEDULE H, Part IV, Line 4i —SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2006

Identity of Issue, Borrower,	Number	Current
Lesser, or Similar Party	of Shares	Value

Allianz CCM Capital Appreciation Administrative Class	758,133	$14,631,968
Ranier Small/Mid Cap	217,892	7,990,092
Lazard Emerging Markets Institutional Class	134,698	2,774,782
PIMCO High Yield Administrative Class	297,805	2,945,295
Allianz NFJ Small Cap Value Fund	437,864	13,683,235
* Fidelity Equity-Income Fund	235,349	13,779,710
* Fidelity Investment Grade Bond Fund	1,039,326	7,659,834
* Fidelity Diversified International Fund	404,443	14,944,160
* Fidelity Freedom Income	23,084	266,385
* Fidelity Freedom 2000	10,056	125,293
* Fidelity Freedom 2010	144,117	2,106,993
* Fidelity Freedom 2020	325,673	5,057,703
* Fidelity Freedom 2030	210,576	3,375,528
* Fidelity Short Term Bond Fund	1,382,899	12,266,317
* Spartan US Equity Index	322,601	16,188,130
* Fidelity Freedom 2040	250,020	2,370,186
* Fidelity Freedom 2005	8,480	98,452
* Fideltiy Freedom 2015	185,967	2,268,797
* Fidelity Freedom 2025	212,128	2,708,868
* Fidelity Freedom 2035	111,899	1,475,945
* Fidelity Freedom 2045	2,775	29,807
* Fidelity Freedom 2050	1,840	19,775

Total mutual funds		126,767,255

* Fidelity US Government Reserves	28,898,717	28,898,717

* UAP Holding Corp. Common Stock	41,449	1,044,952

* Participant loans		2,469,525

Total investments		$159,180,449

* Indicates party in interest

EXHIBIT INDEX

23                                    Consent of Independent Registered Public Accounting Firm

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

UAP Retirement Income Savings Plan

Date: June 29, 2007	/s/ Dave Bullock
Dave Bullock
Chief Financial Officer